January 4, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549-4561 Attn: Jason Drory
Re:	Daré Bioscience, Inc.
Registration Statement on Form S-1 (File No. 333-251599)

Ladies and Gentlemen:
Daré Bioscience, Inc. hereby withdraws its request made earlier today that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on Tuesday, January 4, 2021, or as soon thereafter as practicable.

Daré Bioscience, Inc.

/s/ Lisa Walters-Hoffert
Lisa Walters-Hoffert
Chief Financial Officer